DOW
Filed by The Dow Chemical Company
Pursuant  to  Rule  425 under the Securities Act of 1933, as amended,  and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended Subject Company:
The Dow Chemical Company Commission File No.: 001- 03433

The Dow Chemical Company
2Q 2015 Earnings Conference Call
July 23, 2015
The Dow Chemical Company

DCP – Olin Transaction Update

Structure and Considerations

- Reverse Morris Trust structure – split-off intention
- Total value of ~$5.6B, pre-tax consideration ~$9B;
  - **~$2.0B Cash and Cash Equivalent**
    - ~$0.9B cash dividend
    - ~$1.1B debt exchange
  - **~$1.1B Assumption of liabilities**
    - ~$0.6B debt
    - ~$0.5B pension
  - **~$2.1B in Olin common stock**
    - 87.5MM Olin shares @ $24.5/share
  - **~$0.4B Ethylene capacity rights**

  - **~$5.6B in value**

Impact - Dow's Capital Structure

	2Q 2015	Pro Forma Impact
Cash	$6.2B	⬆ ~$1.3B
Debt	$19.7B	⬇ ~$1.6B
Pension (4Q14)	$8.35B	⬇ ~$0.5B
Share Count	1.15B	⬇ ~40MM shares
Dividend p.a.	~ $1.9B	⬇ ~ $65MM p.a.

Clearances Required

Completed

- Termination/expiration of the waiting period under U.S. antitrust regulations; waiting period expired June 11
- Foreign anti-trust clearances (Turkey, Russia, Poland) – announced by Olin July 6
- Receipt by Dow of Private Letter Ruling, approved (announced July 17)

Pending

- Effectiveness of S-4 registration statements
- Olin proxy statement filing and approval by Olin's shareholders of share issuance and Olin charter amendment

The values presented on this slide are subject to market volatility and execution costs.

2

SEC Disclosure Rules

Some  of  our  comments  today  include statements about our expectations  for  the  future.  Those  expectations involve risks  and  uncertainties. Dow cannot guarantee the accuracy of  any forecasts or estimates, and we do not plan to update any  forward-looking  statements if our expectations change.
If  you would like more information on the risks involved in forward-looking statements, please see our annual report and our SEC filings.

In   addition,  some  of  our  comments  reference  non-GAAP
financial  measures.  Where  available,  presentation of and
reconciliation   to   the   most  directly  comparable  GAAP
financial  measures  and  other  associated  disclosures are provided  on  the  Internet  at  www.dow.com/investors. This document  also  contains statements about Dow's agreement to separate  a  substantial  portion  of  its  chlor-alkali and downstream derivatives business, distribute the business to

Dow shareholders and then merge it with a subsidiary of Olin
Corporation  (the  "Transaction").  Many factors could cause
actual    results    to   differ   materially   from   these
forward-looking  statements with respect to the Transaction,
including   risks   relating   to   the  completion  of  the
transaction  on  anticipated  terms  and  timing,  including obtaining  shareholder and regulatory approvals, anticipated
tax   treatment,   unforeseen  liabilities,  future  capital
expenditures,   revenues,   expenses,  earnings,  synergies,
economic  performance,  indebtedness,  financial  condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined
company's   operations,  Olin's  ability  to  integrate  the
business  successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm
Dow's   or  Olin's  business.  While  the  list  of  factors
presented  here  is  considered representative, no such list should  be  considered  to  be  a  complete statement of all potential  risks  and  uncertainties.  Unlisted  factors may present  significant additional obstacles to the realization of  forward  looking  statements.  Consequences  of material differences in results as compared with those anticipated in the  forward-looking  statements  could include, among other things, business disruption, operational problems, financial loss,  legal  liability  to third parties and similar risks, any  of  which could have a material adverse effect on Dow's or  Olin's  consolidated  financial  condition,  results  of operations  or liquidity. Dow does not assume any obligation to  provide  revisions  to  any  forward  looking statements should circumstances change, except as otherwise required by securities  and other applicable laws. Important Notices and
Additional  Information  In  connection  with  the  proposed transaction,  Blue  Cube  Spinco Inc. ("Spinco") has filed a
registration   statement   on   Form  S-4/S-1  containing  a
prospectus  and Olin has filed a proxy statement on Schedule
14A  and  a  registration statement on Form S-4 containing a prospectus  with the SEC. INVESTORS AND SECURITY HOLDERS ARE
ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND
PROXY  STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME
AVAILABLE  AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY
BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION
ABOUT  THE  PARTIES  AND THE PROPOSED TRANSACTION. Investors
and   security  holders  may  obtain  a  free  copy  of  the
prospectuses  and proxy statement (when available) and other documents  filed by Dow, Spinco and Olin with the SEC at the
SEC's  web  site at http://www.sec.gov. Free copies of these documents  and  any  further amendments, once available, and each  of  the companies' other filings with the SEC may also be  obtained  from  the  respective companies by directing a written request to Olin at 190 Carondelet Plaza, Clayton, MO
63105. Attention: Investor Relations or Dow or Spinco at The
Dow  Chemical  Company,  2030  Dow Center, Midland, Michigan
48674,  Attention: Investor Relations. This communication is not  a solicitation of a proxy from any investor or security holder.  However, Olin, Dow, and certain of their respective
directors,   executive   officers   and   other  members  of
management  and  employees, may be deemed to be participants in  the solicitation of proxies from shareholders of Olin in respect  of  the proposed transaction under the rules of the
SEC.  Information  regarding  Olin's directors and executive officers  is  available in Olin's 2014 Annual Report on Form
10-K  filed  with  the  SEC on February 25, 2015, and in its
definitive   proxy  statement  for  its  annual  meeting  of
shareholders  filed  March  4,  2015.  Information regarding
Dow's directors and executive officers is available in Dow's
Annual  Report  on  Form 10-K filed with the SEC on February
13,  2015,  and  in  its  definitive proxy statement for its annual  meeting of shareholders, filed March 27, 2015, and a supplement  to  the  proxy  statement  filed March 31, 2015.
These  documents  can  be  obtained  free of charge from the sources  indicated  above.  Other  information regarding the participants  in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise,  is  contained  in  the  registration statements,
prospectuses   and   proxy   statement  and  other  relevant
materials  filed  with the SEC. This communication shall not constitute  an offer to sell or the solicitation of an offer to  sell  or  the  solicitation  of  an  offer  to  buy  any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities  laws  of  any  such  jurisdiction.  No  offer of securities  shall  be  made  except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Trademark  of  The  Dow  Chemical  Company  or an affiliated company  of Dow. "EBITDA" is defined as earnings (i.e., "Net
Income")  before  interest,  income  taxes, depreciation and
amortization.   "Operating  EBITDA"  is  defined  as  EBITDA
excluding  the  impact  of  Certain items. "Operating EBITDA margin"  is defined as "Operating EBITDA" as a percentage of reported  net  sales.  "Adjusted  sales"  is defined as "Net
Sales"   less  prior  period  divestitures,  current  period
acquisitions  and  sales  of  the  Hydrocarbons  and  Energy businesses.  "Operating  Return on Capital" is on a trailing twelve-month  basis  and  defined  as Adjusted Net Operating
Profit  After  Tax  divided  by Average Total Capital. "Free
Cash  Flow"  is defined as Cash from Operations less Capital
Expenditures.

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